Provident Energy Closes on Over-Allotment Option for Subscription Receipts

News Release 16-07
June 7, 2007

All values are in Canadian dollars

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; NYSE-PVX) today closed the previously announced over-allotment option of 3,823,530 subscription receipts at a price of $12.75 per receipt for gross proceeds of approximately $48.75 million.  The issuance of the subscription receipts follows the exercise of the over-allotment option by the syndicate of underwriters led by National Bank Financial Inc. and TD Securities Inc. in connection with Provident's recent financing.  The net proceeds from the sale of the additional subscription receipts, together with the net proceeds from the sale of the initial 25,490,197 subscription receipts by Provident on May 24, 2007, will be used to partially fund Provident's previously announced acquisition of the common shares of Capitol Energy Resources Ltd. (Capitol).

Each subscription receipt entitles the holder to receive, without payment of additional consideration, one Provident trust unit at the time Provident (or any one or more of its wholly-owned subsidiaries) takes up not less than 66 2/3% of the common shares of Capitol (excluding any common shares held by Provident and its affiliates at the date of the offer and any person whose common shares may not be included as part of the minority approval for any subsequent acquisition transaction) in accordance with the offer by Provident dated May 14, 2007 to purchase all of the issued and outstanding common shares of Capitol, as may be amended, extended or varied, on or before 5:00 p.m. (Calgary time) on August 31, 2007.  The offer expires at 7:00 p.m. (Calgary time) on June 19, 2007, unless withdrawn or extended.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any state in the United States in which such offer, solicitation or sale would be unlawful.  The securities offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements.

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages an oil and gas production business and a natural gas liquids midstream services and marketing business.  Provident’s energy portfolio is located in some of the most stable and predictable producing regions in Western Canada and the United States.  Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE.UN and PVX, respectively.

This document contains certain forward-looking statements concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute “forward-looking statements” or “forward-looking information” under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect.  In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, and project development activities.

Although Provident believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Provident can give no assurance that such expectations will prove to be correct.  Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws.  The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Investor and Media Contact: Laurie Stretch Senior Manager, Investor Relations and Communications Phone (403) 231-6710 Email: info@providentenergy.com	Corporate Head Office: 800, 112 – 4th Avenue S.W. Calgary, Alberta T2P 0H3 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 294-0111 www.providentenergy.com